Exhibit 5

[Jackson Kelly PLLC Letterhead]

March 10, 2004

Potomac Bancshares, Inc.

111 E. Washington Street

Charles Town, West Virginia 25414

Gentlemen:

Proceedings for the issuance of up to 90,000 shares (the “Shares”) of common stock, par value $1.00 per share, of Potomac Bancshares, Inc. (“Potomac”), pursuant to Potomac’s 2003 Stock Incentive Plan filed on even date herewith (the “Registration Statement”), have been taken with our assistance for Potomac.

We have examined originals or copies certified to our satisfaction of such corporate records of Potomac, agreements and other instruments, certificates of public officials, certificates of officers or representatives of Potomac, and other documents as we have deemed necessary to examine and to require as the basis for the opinion hereinafter expressed. Upon the basis of such examination, we advise you that we are of the opinion that the Shares when issued upon effectiveness of the Registration Statement will be duly and validly issued Shares of Potomac, fully paid and nonassessable.

The foregoing opinion is limited to the Corporation Code of the State of West Virginia, and we are expressing no opinion as to the effect of the laws of any other jurisdiction.

This opinion is given as of the date hereof and is limited to the law as now in effect and based on facts of which we have knowledge. We do not undertake to advise you of any change in the law hereof. No person other than you may rely on this opinion for any purpose, without our written consent.

We hereby consent to the inclusion of this opinion as an Exhibit to the Registration Statement and all amendments thereto, and the references therein to Jackson Kelly PLLC and its opinions. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended.

Very truly yours, /s/ Jackson Kelly PLLC Jackson Kelly PLLC